N E W S R E L E A S E

June 1, 2006	Trading Symbols:
News Release 06-23	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS SOUTH RIDGE ZONE BY 250 METERS

AT PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that drilling continues to expand known mineralization at the South Ridge zone of the Pitarrilla silver project in Mexico where three diamond rigs are presently drilling.

In this latest set of drill results, step-out drilling has again expanded the South Ridge Zone 250 meters to the north of its previous drill-defined margin; and one of the new South Ridge holes intersected base metal mineralization at depth.

Highlights include:

•

PD-131, a vertical hole at South Ridge drilled approximately 50 meters to the north of PD-92 and PD-106, which from surface intersected 410 feet averaging 5.0 ounces of silver per ton (125.0 meters averaging 170.1 grams of silver per tonne), including 295 feet averaging 6.2 ounces of silver per ton (89.9 meters averaging 213.9 grams of silver per tonne).

•

PD-136, an angle hole collared on the same coordinates as PD-136, which from surface intersected 270 feet averaging 3.5 ounces of silver per ton (82.3 meters averaging 119.7 grams of silver per tonne).

•

PD-133, a vertical step-out collared 200 meters north of PD-92 and PD-106, which intersected three mineralized intervals, the first with 315.0 feet averaging 1.5 ounces of silver per ton (96.0 meters averaging 52.0 grams of silver per tonne); the second, 45.0 feet of 2.1 ounces of silver per ton (13.7 meters of 73.6 grams of silver per tonne), 1.39% zinc and 0.30% lead; and a high-grade vein with 256.1 ounces of silver per ton (8,780 grams of silver per tonne), 1.65% zinc and 1.81% lead over 4.9 feet. The base metal values occur in sulphides.

The northern extension of the South Ridge is now 250 meters beyond the envelope of mineralization last included in resource estimates (up to PD-90) for the Pitarrilla property. The recent drilling demonstrates the potential for mineralization at depth and the high-grade intercept of 8.8 kilograms per tonne of silver in PD-133 will be followed up with further drilling. A table that corresponds with these holes is attached. In a news release dated March 6, 2006, the company had reported indicated silver resources at Pitarrilla of 67.2 million ounces and inferred silver resources of 130.2 million ounces.

The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard is a well-funded silver company that continues to seek resource growth through acquisitions, exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

We advise U.S. investors that while the terms “measured resource” and “indicated resource” are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured or indicated category will ever be converted into reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results – June 2006

South Ridge Zone

Hole No.	Coordinates	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Silver (g/t)	Interval (feet)	Silver (oz./ton)
PD-124	504440E	90°/000°	105.2	132.6	27.4	75.9	90.0	2.2
	2811166N		179.8	189.0	9.1	403.8	30.0	11.8
PD-127	504439E	50°/270°	123.4	167.6	44.2	46.3	145.0	1.4
	2811166N
PD-131	504416E	90°/000°	19.8	144.8	125.0	170.1	410.0	5.0
	2810911N	incl.	22.9	112.8	89.9	213.9	295.0	6.2
			193.6	210.3	16.8	212.4	55.0	6.2
PD-133	504370E	90°/000°	73.2	169.2	96.0	52.0	315.0	1.5
	2811065N		207.3	221.0	13.7	73.6	45.0	2.1
			249.9	251.5	1.5	8,780.0	4.9	256.1
PD-136	504416E	50°/270°	13.7	96.0	82.3	119.7	270.0	3.5
	2810912N		121.9	157.0	35.1	57.3	115.0	1.7

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.